May 3, 2022
SUBMITTED VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549
Attention:     Christie Wong
    Kristin Lochhead

Re:    DexCom, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed February 14, 2022
Form 8-K Dated February 10, 2022
File No. 000-51222
Responses to Staff comments made by letter dated April 21, 2022

Ladies and Gentlemen:
Set forth below is the response of DexCom, Inc., a Delaware corporation (“Dexcom”), to the comment made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 21, 2022 (the “Comment Letter”), that relates to Dexcom’s Form 10-K for the fiscal year ended December 31, 2021 (File No. 000-51222), originally filed by Dexcom with the Commission on February 14, 2022 (the “10-K”), and the Current Report on Form 8-K (File No. 000-51222), filed by Dexcom with the Commission on February 10, 2022 (the “8-K”). Future filings by Dexcom will be updated in response to Staff comments made in the Comment Letter, as set forth below. The headings and numbered paragraph below correspond to the headings and numbered comment in the Comment Letter and are presented in bold italics.
Form 8-K Dated February 10, 2022
Table E. Itemized Reconciliation Between GAAP and Non-GAAP Financial Measures, page 9
1.We appreciate the information provided to us in your response letter and during the conference calls related to comment one in our letter dated March 22, 2022. We believe that your adjustments to exclude the non-cash collaborative research and development fee from non-GAAP operating income, non-GAAP adjusted EBITDA, non-GAAP net income and non-GAAP net income per share are inconsistent with Rule 100(b) of Regulation G. Please confirm to us that you will no longer include these adjustments in any non-GAAP financial measure presented in accordance with Item 10(e) of Regulation S-K or Regulation G.

Dexcom acknowledges the Staff’s comment and will no longer exclude the non-cash collaborative research and development fee from non-GAAP operating income, non-GAAP adjusted EBITDA, non-GAAP net income, non-GAAP net income per share, and any other non-

6340 Sequence Drive
San Diego, CA 92121

T: 858.200.0200
F: 858.200.0201
www.dexcom.com

GAAP financial measure presented in accordance with Item 10(e) of Regulation S-K or Regulation G.
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As requested, in connection with responding to the Staff’s comments, Dexcom acknowledges that Dexcom and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.
Please feel free to contact the undersigned should you have any questions or comments at (858) 203-6538, or in my absence, Christophe Cantenot, Dexcom’s Vice President Finance and Corporate Controller at (858) 203-6301.

Sincerely,
/s/ Jereme M. Sylvain
Jereme M. Sylvain
Executive Vice President, Chief Financial Officer

cc:    Kevin R. Sayer, President and Chief Executive Officer
    Michael Brown, Executive Vice President and Chief Legal Officer
    DexCom, Inc.

    Michael A Brown, Esq.
    Julia Forbess, Esq.
    Fenwick & West LLP